“Confidential Treatment Requested” indicates portions of this document that have been deleted and have been separately filed with the Securities and Exchange Commission.

JOINT ACCOUNT AGREEMENT

Joint Account Agreement (the “Agreement”) dated as of January 2, 2008 by and between Oppenheimer & Co. Inc., a New York corporation (“Oppenheimer”), and Eurobank, a Puerto Rico corporation (“Eurobank”).

WHEREAS, the Government Development Bank for Puerto Rico (“GDB”) from time to time selects underwriters for public debt issues of the Commonwealth of Puerto Rico (the “Commonwealth”) and its municipalities and public corporations (the “Municipal Issuer Clients”);

WHEREAS, Eurobank has relationships in Puerto Rico with Municipal Issuer Clients and experience with structuring of municipal transactions and regularly conducts research on the economy and financial matters related to the Commonwealth and the Municipal Issuer Clients and issues reports in connection therewith (“Research Reports”);

WHEREAS, Oppenheimer is engaged in the business of providing municipal investment banking advisory services, such as structuring of municipal transactions, the development of financing ideas, the management of due diligence processes and the preparation of sales presentations and undertakes distributions and sales of municipal securities; and

WHEREAS, Eurobank and Oppenheimer desire to work together to jointly pursue underwritings and other types of engagements with the Commonwealth and Municipal Issuer Clients in accordance with the terms hereof.

NOW THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Types of Assignments to be Pursued; Exclusivity

Eurobank and Oppenheimer shall jointly pursue the following types of assignments (“Prospective Assignments”): (a) the assignment of Eurobank and/or Oppenheimer as “bookrunning” manager, co-senior manager, or co-manager in the underwriting syndicates for public debt issues of Municipal Issuer Clients to be sold in the United States tax-exempt or taxable debt markets (“Government Municipal Transactions”); (b) the engagement of Oppenheimer as a derivative advisor to Municipal Issuer Client (“Derivative Engagements”) and not as a provider of derivative products; and (c) the assignment of Eurobank and/or Oppenheimer as “bookrunning” manager, co-senior manager or co-manager for a non-government issuer in the Commonwealth (including a government conduit financing) in a bond issue to be sold in the United States tax-exempt or taxable debt markets (“Non-Government Municipal Transactions”). If Eurobank and/or Oppenheimer is engaged to act in any of the foregoing capacities with respect to a Prospective Assignment, such engagement will be referred to as a “Subject Assignment.”

Oppenheimer and Eurobank agree that the relationship set forth in this Agreement is exclusive. In accordance therewith Oppenheimer and Eurobank agree that from and after the date of this Agreement until the later of December 31, 2008 or the termination of this Agreement, neither Oppenheimer nor Eurobank will, nor will they permit their respective officers, directors or employees to, directly or indirectly, undertake any of the following activities: (i) pursue or participate in any Prospective Assignments with any third party, or (ii) enter into any agreement with a third party regarding the pursuit of or participation in Prospective Assignments; provided, however, that the foregoing restrictions shall not prohibit either Oppenheimer or Eurobank from acting as a member of the syndicate in connection with an underwriting outside of the Commonwealth and shall not prohibit either Oppenheimer or Eurobank from acting as a member of the syndicate in connection with an underwriting for a Municipal Issuer Client where the other party declines to participate therein

2.	Services to be Rendered

a.
By Eurobank. Eurobank will (i) assist Oppenheimer in securing the Subject Assignments and maintaining good relationships in connection therewith, (ii) provide municipal investment banking advisor services with respect to each Subject Assignment (iii) provide to Oppenheimer copies of Research Reports on a regular basis as they become available and respond promptly to requests by Oppenheimer to conduct research relating to a prospective Subject Assignment and (iv) undertake sales and distribution efforts for Government Municipal Transactions and Non-Government Municipal Transactions, as well as local issues or local portions thereof, and/or sales of municipal bonds to its clients and contacts wherever they may be.

b.
By Oppenheimer. Oppenheimer will (i) provide municipal investment banking advisor services with respect to each Subject Assignment and (ii) undertake sales and distribution efforts for Government Municipal Transactions and Non-Government Municipal Transactions, as well as local issues or local portions thereof, and/or sales of municipal bonds to its clients and contacts wherever they may be.

3.	Term

This Agreement shall be effective as of the date hereof and, subject to the termination provisions of this Agreement, shall extend until December 31, 2008, and upon termination of such initial term shall be automatically renewed for additional one-year terms unless either party provides written notice to the other party of its intent to terminate the Agreement in accordance with Section 11. Termination of this Agreement will result in the termination of all duties and authorities of each party, except as specifically set forth in this Agreement.

4.	Compensation

a.	Fee Sharing. Oppenheimer and Eurobank will share the fees and commissions of the Subject Assignments received during the term of this Agreement on a transaction-by-transaction basis as follows:

(i)	Management Fees.**

(ii)	Takedown (non-designated).**

(iii)	Takedown (designations).**

(iv)	Derivative Engagements.**

(v)	Regarding prior engagements with Puerto Rican based municipal issues that Eurobank may have contracted. **

Any payments required under this Section 4(a) shall be paid no later than thirty (30) calendar days after receipt. The termination of this Agreement shall not affect the parties’ right to receive a share of fees and commissions payable pursuant to this Section 4(a) with respect to any Subject Assignment that closed prior to the termination of this Agreement.

b.
Expenses. To the extent that the syndicate agreement allows for reimbursement of syndicate members’ expenses, each party will be responsible for submitting its own syndicate expenses. Each party shall pay its own expenses, to the extent not reimbursable pursuant to a syndicate agreement.

c.
No Obligation to Participate. Nothing herein shall obligate either party to participate in or provide municipal investment banking advisor services with respect to any Subject Assignment and or undertake sales and distribution efforts with respect to any Government Municipal Transaction or Non-Government Municipal Transaction. In the event that either party determines that it will not participate in a Subject Assignment, that non-participating party will provide notice to the other party within 30 days of assignment or within 30 days of a material change in the structure or credit quality of the Subject Assignment. However, if the accelerated timing of a Subject Assignment makes the 30-day notice impractical or unworkable, the non-participating party will provide immediate notice of its non-participation.

_______________
** Confidential Treatment Requested.

d.	No Obligation to Pay Prohibited Fees. No payment will be made under this Agreement if such payment would result in a violation of applicable federal, state or local laws.

5.	Representations and Warranties

Oppenheimer and Eurobank each represents and warrants to the other that:

a.	It has all rights, powers, authorizations and licenses necessary or required to enter to and fulfill its obligations pursuant to this Agreement or any agreement entered into pursuant hereto.

b.
The execution and performance of this Agreement have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and binding agreement enforceable in accordance with its terms.

c.
The execution, delivery and performance of this Agreement by such party will not conflict with or result in a violation of the organizational documents of such party, any agreement to which such party is a party or any law, regulation or court order to which such party is subject.

d.	It is registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), as a dealer or municipal securities dealer.

e.
It is either a bank or a department or a division or a subsidiary of a bank in good standing with its applicable regulatory authority, or a member in good standing of the Financial Industry Regulatory Authority.

6.	Compliance with Laws.

Each of Oppenheimer and Eurobank shall perform its obligations under this Agreement in compliance with all applicable federal and state laws, rules, regulations and registration requirements and rules and regulations of all governmental, regulatory and self-regulatory organizations, including but not limited to the rules of the Municipal Securities Rulemaking Board (“MSRB”).

7.	Political Contributions

Oppenheimer represents to Eurobank that, to its knowledge after due inquiry, during the two years immediately preceding the date of this Agreement, no Oppenheimer Covered Person has made a political contribution to an Official of a Municipal Issuer Client, except for Permitted Political Contributions. Eurobank represents to Oppenheimer that, to its knowledge after due inquiry, during the two years immediately preceding the date of this Agreement, no Eurobank Covered Person has made a political contribution to an Official of a Municipal Issuer Client, except for Permitted Political Contributions.

With respect to any Subject Assignment, (a) Oppenheimer will use reasonable efforts to confirm that no Oppenheimer Covered Person will make a political contribution to an issuer of the Municipal Issuer Client relative to such Subject Assignment, except for Permitted Political Contributions, and (b) Eurobank will use reasonable efforts to confirm that no Eurobank Covered Person will make a political contribution to an issuer of the Municipal Issuer Client relative to such Subject Assignment, except for Permitted Political Contributions.

For purposes of this section, the following terms shall have the following meanings:

“Oppenheimer Covered Person” means (1) Oppenheimer; (2) any municipal finance professional (as such term is defined in MSRB Rule G-37) of Oppenheimer; and (3) any political action committee controlled by Oppenheimer or municipal finance professional of Oppenheimer.

“Official of a Municipal Issuer Client” means any person (including any election committee for such person) who was, at the time of the contribution, an incumbent, candidate or successful candidate: (1) for elective office of the Municipal Issuer Client which office is directly or indirectly responsible for, or can influence the outcome of, the hiring of a broker, dealer or municipal securities dealer for municipal securities business by the Municipal Issuer Client; or (2) for any elective office of a state or of any political subdivision, which office has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of a broker, dealer or municipal securities dealer for municipal securities business by the Municipal Issuer Client.

“Permitted Political Contributions” means (1) contributions to, the solicitation of contributions for, or related political activities on behalf of: (A) the President or members of the U.S. Congress (except as to candidates who would fall within the definition of an Official of a Municipal Issuer Client); (B) political candidates for the state legislature (except as to candidates who would fall within the definition of an Official of a Municipal Issuer Client); (C) any judicial post (except as to candidates who would fall within the definition of an Official of a Municipal Issuer Client); (D) any other public office which has no authority to directly or indirectly influence the hiring of broker-dealers for the purpose of engaging in municipal securities business; (2) political contributions of $250 or less per election to any public official or candidate for office with respect to whom the donor is permitted to vote for; or (3) political contributions of $250 or less per political party per year.

“Eurobank Covered Person” means (1) Eurobank; (2) any municipal finance professional of Eurobank; and (3) any political action committee controlled by Eurobank or any municipal finance professional of Eurobank.

8.	Confidential Information

a.
Oppenheimer and Eurobank acknowledge that they may in the course of carrying out their responsibilities pursuant to this Agreement be exposed to or acquire information which is proprietary or confidential to the other party, its affiliates, their clients, or third parties to whom such other party owes a duty of confidentiality. Any and all non-public information of any form obtained by either Oppenheimer or Eurobank in the performance of this Agreement shall be deemed to be confidential information. The parties agree to hold such confidential information in strict confidence and not to disclose such information to third parties or to use the confidential information for any purposes whatsoever other than in connection with this Agreement. The restrictions of this Section 8(a) shall not apply to (a) information in the public domain at the time it was disclosed or which thereafter passes into the public domain other than by an act of the receiving party or any of its agents or representatives; (b) information known to the receiving party at the time of disclosure or which thereafter becomes known, provided such knowledge was or is derived from a source other than the disclosing party or any of its agents or representatives; or (c) information independently developed by the receiving party.

b.
In the event that a party receives any request to disclose any confidential information under subpoena, or inquiry by a court of competent jurisdiction or by a judicial or administrative agency or legislative body or committee or any self-regulatory organization, such party agrees to (i) immediately notify the other party of the existence, terms and circumstances surrounding such request, (ii) consult with the other party on the advisability of taking legally available steps to resist or narrow such request and cooperate with the other party on any such steps which may be advisable and take such steps. Oppenheimer and Eurobank shall discuss and agree which party shall bear the legal fees and expenses incurred to comply with this provision.

c.
It is agreed and understood that, in the event of a breach of this Section 8, damages may not be an adequate remedy and either party shall be entitled to seek injunctive relief to restrain any such breach, threatened or actual.

9.	Disqualification Based on Criminal or Disciplinary History

Each party represents and warrants to the other party that neither the party nor any associated person of such party is subject to a “statutory disqualification” (as such term is defined in the 1934 Act) or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such party as a broker-dealer or municipal securities dealer under the Exchange Act.

A party shall immediately notify the other party in the event that it becomes aware that (a) the foregoing representation and warranty was untrue when made or (b) the party or any associated person of such party is subject to a “statutory disqualification” (as such term is defined in the 1934 Act) or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such party as a broker-dealer or municipal securities dealer under the Exchange Act. After receipt of such notice, the receiving party may terminate this Agreement by providing written notice to the other party, and such termination may, at the option of the terminating party, take effect immediately.

10.	Disclosure of Agreement

a.
Neither Oppenheimer nor Eurobank shall make, directly or indirectly, any announcement of this Agreement nor otherwise disclose the contents of this Agreement or any agreements made pursuant hereto, or any information about the other party without the consent of the other party; provided, however, that (i) either Oppenheimer or Eurobank may disclose the existence, nature and terms of this Agreement, including the terms of the compensation payable to the parties as well as the actual compensation paid, to the MSRB and any other securities regulatory or self-regulatory organization that may request such information from either party, and (ii) either Oppenheimer or Eurobank may disclose the existence, nature and terms of this Agreement to any of the Municipal Issuer Clients and to any other governmental entity that issues tax-exempt or taxable bonds, as required under applicable law. If a syndicate is formed in connection with financing transactions conducted on behalf of the Municipal Issuer Clients, either party hereto may disclose, at the request of such syndicate member, the existence, nature and terms of this Agreement to the syndicate member.

b.
In the event that Oppenheimer or Eurobank receives any request to disclose the contents of this Agreement or any agreements made pursuant hereto under subpoena, or inquiry by a court of competent jurisdiction or by a judicial or administrative agency or legislative body or committee, the parties agree to (i) immediately notify the other party of the existence, terms and circumstances surrounding such request (ii) consult with the other party on the advisability of taking legally available steps to resist or narrow such request and cooperate with the other party on any such steps which may be advisable and to take such steps.

c.
Oppenheimer and Eurobank agree that they will not, without the prior written consent of the other party in each instance (i) use in advertising, publicity or otherwise the name of the other party, nor any trade name, trademark, trade device, advice mark, symbol or any abbreviation, contraction, or simulation thereof owned by the other party or its affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by such party has been approved or endorsed by the other party.

11.	Termination

In the event of a breach of this Agreement, the non-breaching party may terminate the Agreement immediately upon written notice to the breaching party. This Agreement may be terminated by either party at any time upon ninety (90) calendar days’ prior written notice to the other party.

12.	Notice

All notices to be provided pursuant to this Section 10 or any other section of this Agreement shall be delivered to the following address (or such address as specified in writing).

To Eurobank:

Cesar A. Montilla, Jr.
Managing Director
Eurobank Investment Management
270 Munoz Rivera Avenue
Mezzanine Floor
Hato Rey, Puerto Rico 00918
Phone: (787) 296-0440 x 331 Fax: (787) 296-2112
E-mail: cesar.montilla@eurobankpr.com

To Oppenheimer:

Bradford J. Max
Senior Managing Director
Municipal Capital Markets Group
4717 Grand Avenue, Suite 800
Kansas City, Missouri 64112
Phone: (816) 932-7064 Fax: (816) 561-9537
E-mail: brad.max@opco.com

13.	Indemnification

Each party shall indemnify, defend and hold harmless the other and its affiliates and each of the directors, officers and employees of the other from and against any claims, damages, losses, liabilities and expenses (including, without limitation, reasonable attorney’s and other fees) (“Losses”) incurred by any of them arising out of or in connection with (i) any breach by a party of any representation, warranty or agreement contained in this Agreement; and (ii) the performance by a party of its obligations hereunder, except to the extent that such Losses are attributable to the gross negligence or willful misconduct of the other party.

14.	Governing Law

This Agreement shall be interpreted, construed, enforced and administered in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles. Each of the parties hereto submits to the personal jurisdiction of the State of New York and each agrees that all proceedings relating hereto may be brought in any state or federal court located within the State of New York.

15.	Waiver of Jury Trial

The parties to this Agreement agree that each (a) irrevocably submits to the jurisdiction of any state or federal court sitting in the Borough of Manhattan, City of New York, for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement and Release, (b) waives and agrees not to assert in any such proceeding a claim that it is not personally subject to the jurisdiction of the court referred to above, that the suit or action was brought in an inconvenient forum or that the venue of the suit or action is improper and (c) waives its right to a trial by jury.

16.	Limitations on Assignment

Neither Oppenheimer nor Eurobank shall assign, sublicense, sub-contract or otherwise encumber any of its rights or obligations under this Agreement without the prior written consent of the other party except that either party may assign the Agreement to (i) any entity which controls, is controlled by or is under common control with that party, (ii) any entity which succeeds to all or substantially all of the assets of that party as long as the assignee is authorized under applicable law and regulations to conduct the activities contemplated by this Agreement.

17.	Waiver

The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.

18.	Entire Agreement

This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and it is hereby agreed that any prior oral or written agreements concerning such subject matter shall by null and void.

19.	Severability

If any provision of this Agreement shall be held to be illegal or unenforceable, such illegality or unenforceability shall extend solely to that provision and the remainder of this Agreement shall be enforced as if such illegal or unenforceable provision were not incorporated herein.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and hour first above written.

For Eurobank:

/s/ Cesar A. Montilla, Jr.

Name: Cesar A. Montilla, Jr.

Title: Senior Vice President and Managing Director

For Oppenheimer:

/s/ Bradford J. Max

Name: Bradford J. Max

Title: Senior Managing Director